SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                      FORM

                                     N-8B-2

                             File No. 811-[________]



           REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS WHICH ARE
                          CURRENTLY ISSUING SECURITIES



                                 August 7, 1998



                         Pursuant to Section 8(b) of the
                         Investment Company Act of 1940
                         ------------------------------








       MCLAUGHLIN, PIVEN, VOGEL FAMILY OF TRUSTS, THE PINNACLE TRUST (AND
                               SUBSEQUENT SERIES)
                      and any other future trusts for which
                  McLaughlin, Piven, Vogel Securities, Inc. and
                 Reich & Tang Distributors, Inc. act as Sponsors

                   -----------------------------------------
                               Name of Registrant

                                600 Fifth Avenue
                            New York, New York 10020

                   -----------------------------------------

                   Address and Principal Office of Registrant




  X  Not the issuer of periodic payment plan certificates.
----
     Issuer of periodic payment plan certificates.
----

I.   ORGANIZATION AND GENERAL INFORMATION
     ------------------------------------

          1. (a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number.

             McLaughlin, Piven, Vogel Family of Trusts, The
             Pinnacle Trust (and Subsequent Series) and any other future trusts for which McLaughlin, Piven, Vogel Securities, Inc. and Reich & Tang
             Distributors, Inc. act as sponsors.

             The Trust has no Internal Revenue Service Employer
             Identification Number.

          (b) Furnish title of each class or series of securities issued by the trust.

                            CERTIFICATE OF OWNERSHIP
                                 --evidencing--
                              An Undivided Interest
                                     --in--

       McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust (and
                               Subsequent Series)

          2. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.


McLaughlin, Piven, Vogel Securities, Inc.    Reich & Tang Distributors, Inc.
30 Wall Street                               600 Fifth Avenue
New York, New York 10005                     New York, New York  10020
Internal Revenue Service Employer            Internal Revenue Service Employer
Identification Number 13-2887111             Identification Number:  13-3983997

          3. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

             Trustee:
             -------
             The Chase Manhattan Bank
             4 New York Plaza
             New York, New York  10004

             Internal Revenue Service Employer
             Identification Number:  13-4994650


740471.2
                                        1

          4. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

             McLaughlin, Piven, Vogel Securities, Inc.
             30 Wall Street
             New York, New York 10005
             Internal Revenue Service Employer
             Identification Number:  13-2887111

          5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

             State of New York

          6. (a) Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

             The form of Trust Indenture and Agreement among McLaughlin, Piven, Vogel Securities, Inc. and Reich & Tang Distributors, Inc., as Depositors, and The Chase Manhattan Bank, as Trustee, to be employed by the Trust will be filed as Exhibit 99.1.1.1 to the Registration Statement on Form S-6 of the Trust.

             The Indenture will be dated the initial date of deposit of the securities in McLaughlin, Piven, Vogel Family of Funds, The Pinnacle Trust] and shall terminate no later than the disposition of the last security purchased by the Trust but no later than the Mandatory Termination Date which is approximately fifteen months from the initial date of deposit.

             Substantially identical but separate Reference Trust Agreements will be executed for each Series of Trusts between the Depositors and Trustee. The respective Reference Trust Agreements shall be dated the initial date of deposit of the underlying securities for each Series and shall terminate on the date of disposition of the last security held in the Trust portfolio but no later than the Mandatory Termination Date which is approximately fifteen months from the initial date of deposit.


740471.2
                                        2

          (b)Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payment on securities issued or to be issued by the trust are held by the custodian or trustee.

             See Item 6(a) above.

          7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

             None.

          8. State the date on which the fiscal year of the trust ends.

             For series that have a date of deposit from January 1 to June 30, the fiscal year end shall be December 31 for series that have a date of deposit from July 1 to December 31, the fiscal year end shall be June 30.


Material Litigation
-------------------

          9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

             None.



740471.2
                                        3

II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST
     ------------------------------------------------------------

     General Information Concerning the Securities of the
     Trust and the Rights of Holders
     ----------------------------------------------------

          10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

          (a) Whether the securities are of the registered or bearer type.

              Registered.

          (b) Whether the securities are of the cumulative or distributive type.

              Distributive.

          (c) The rights of security holders with respect to withdrawal or redemption.

              See "Liquidity - Trustee Redemption" in Exhibit 2.

          (d) The rights of security holders with respect to conversion, transfer, partial redemption and similar matters.

              See "Rights of Unit Holders - Book-Entry Units",
              "Liquidity - Sponsors Repurchase" and "- Trustee
              Redemption" in Exhibit 2.

          (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments and with respect to reinstatement.

              Not Applicable.

          (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

              See "Trust Administration - Trust Agreement and
              Amendment" and "- Trust Termination" in Exhibit 2.

          (g) Whether security holders must be given notice of any change in:


740471.2
                                        4

               (1) the composition of the assets in the trust.

               (2) the terms and conditions of the securities issued by the trust.

               (3) the provisions of any indenture or agreement of the trust.

               (4) the identity of the depositor, trustee or custodian.

               With respect to Items 10(g)(1) and (2) see "The Trust
               - Substitution of Securities", "Rights of Unitholders
               - Records" and "Trust Administration Portfolio Supervision" in Exhibit 2. With respect to Items 10(g)(3) and (4) see "Trust Adminis tration - Trust Agreement and Amendment", "- Trust Termination", "- The Sponsors" and "- The Trustee" in Exhibit 2.

          (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

               (1) the composition of the assets of the trust.

               (2) the terms and conditions of the securities issued by the trust.

               (3) the provisions of any indenture or agreement of the trust.

               (4) the identity of the depositor, trustee or custodian.

                   See Item 10(g) above.

          (i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item in this form.

                   See "Tax Status" in Exhibit 2.


740471.2
                                        5

     Information Concerning the Securities Underlying
     the Trust's Securities
     ------------------------------------------------

          11. Describe briefly the kind or type of securities comprising the Unit of specified securities in which security holders have an interest.


              See "The Trust - Objective", "Portfolio", "The
              Securities" and "Substitution of Securities" in
              Exhibit 2.

          12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

          (a) Name of company.

          (b) Name and principal business address of depositor.

          (c) Name and principal business address of trustee or custodian.

          (d) Name and principal business address of principal underwriter.

          (e) The period during which the securities of such company have been the underlying securities.

              Not Applicable.


            Information Concerning Loads, Fees, Charges and Expenses
            --------------------------------------------------------

          13. (a) Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments, (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust's securities are subject:

              (A) the nature of such load, fee, expense or
                  charge;

              (B) the amount thereof;

              (C) the name of the person to whom such amounts
                  are paid and his relationship to the trust;


740471.2
                                        6

               (D) the nature of the services performed by such
                   person in consideration for such load, fee, expense or charge.

               See "Summary of Essential Information", "Fee Table", "Public Offering - Offering Price", " -"Discounts", "- Distribution of Units", "- Sponsors' Profits", "Trust Administration", "Rollover Option", "Trust Expenses and Charges" and "Reinvestment Plan" in
               Exhibit 2.

          (b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

              Not Applicable.

          (c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load and identify each class of individuals or transactions to which such plans apply.

              See Item 13(a) above.

          (d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee, custodian or principal underwriter.

              See "Public Offering - Discounts",
              "- Distribution of Units" and "Rollover Option" in
              Exhibit 2.

          (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

              None.

          (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13(d) through the sale or purchase of

740471.2
                                        7
the trust's securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

              See "Trust Administration - Trust Termination" in
              Exhibit 2.

          (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.


              Not Applicable.


     Information Concerning the Operations of the Trust
     --------------------------------------------------

          14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

              See "The Trust - Organization" and "Rights of
              Unitholders - Book-Entry Units" in Exhibit 2.

          15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

              See "Public Offering Price" and "Public Offering -
              Offering Price" in Exhibit 2.

          16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

              See "The Trust - Organization", "- The
              Securities", "- Substitution of Securities" and
              "Trust Administration - Portfolio Supervision" in
              Exhibit 2.

          17. (a) Describe the procedure with respect to withdrawal or redemption by security holders.

          (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and

740471.2
                                        8
the substance of the provisions of any indenture or agreement pertaining thereto.

          (c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.

              See "Summary of Essential Information", "Market for
              Units", "Liquidity - Sponsors Repurchase" and "-
              Trustee Redemption" in Exhibit 2.

          18. (a) Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.


              See "Summary of Essential Information",
              "Distributions" and "Rights of Unitholders
              Distributions" in Exhibit 2.

          (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

              See "Reinvestment Plan" in Exhibit 2.

          (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

              See "Rights of Unitholders - Distributions" in
              Exhibit 2.

          (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made, describe the nature thereof, the account charged and the basis of determining the amount of such charge.

              Not Applicable.

          19. Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the

740471.2
                                        9
substance of the provisions of any indenture or agreement pertaining thereto.

              Pursuant to the terms of the Trust Indenture and Agreement (Exhibit 1 hereto) the Trustee is required to maintain ledger accounts for each Unitholder of record including the name, address, and total Units owned by each holder, a duplicate original of the Trust Indenture and Agreement, a current list of the Securities comprising the Trust, and cash records of the principal and income collected for the Trust. Additionally, the Trustee is required to make such annual and other reports as may from time to time be required under any applicable state or federal statute or rule or regulation thereunder. With each distribution from the Trust, the Unitholder is informed of the total amount being distributed pro rata as to the principal and interest. Within a reasonable period of time after the end of each calendar year, the Trustee furnishes each Unitholder with a statement setting forth the amounts received by the Trust and deductions therefrom and the amount distributed during the preceding year with respect to interest on the Securities and amounts received from sale, redemptions and maturities of Securities held in the Trust and the amounts paid for redemption of Units of the Trust. See also "Rights of Unitholders - Records" in Exhibit 2.

          20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

          (a) Amendments to such indenture or agreement.

          (b) The extension or termination of such indenture or agreement.

          (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

          (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

          (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

          (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

740471.2
                                       10

              With respect to Items 20(a) and (b), see "Trust Administration - Trust Agreement and Amendment" and "- Trust Termination" in Exhibit 2. With respect to Items 20(c) and (d), see "Trust Administration -- The Trustee" in Exhibit 2. With respect to Items 20(e) and (f), see "Trust Administration - The Sponsors" in
              Exhibit 2.

          21. (a) State the substance of the provisions of any indenture or agreement with respect to loans to security holders.

                    None.

          (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing. The following items should be covered:

               (1) The name of each person who makes such
                   agreements or arrangements with security holders.

               (2) The rate of interest payable on such loans.

               (3) The period for which loans may be made.

               (4) Costs or charges for default in repayment at
                   maturity.

               (5) Other material provisions of the agreement
                   or arrangement.

                   None.

          (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

              Not Applicable.

          22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.


740471.2
                                       11

              See "Trust Administration - The Sponsors", "- The
              Trustee" and "- Evaluation of the Trust" in
              Exhibit 2.

          23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

              Reich & Tang Distributors, Inc. and its directors, officers and employees are covered by a Stockbrokers Blanket Bond in the amount of $15,000,000, under a Financial Institution Bond
              Form 14.

              McLaughlin, Piven, Vogel Securities, Inc. and its directors, officers and employees are covered by a Stockbrokers Blanket Bond in the amount of $1,000,000.

          24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

              None.


III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR
     -----------------------------------------------------------

     Organization and Operations of Depositor
     ----------------------------------------

          25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

              McLaughlin, Piven, Vogel Securities, Inc. is a
              Corporation organized in 1977 under the laws of the State of New York.

              Reich & Tang Distributors, Inc. is a Corporation organized in 1998 under the laws of the State of Delaware.

          26. (a) Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith.

740471.2
                                       12

              Not Applicable.

          (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment advisor of such company:

              (1) The nature of such fee or participation.

              (2) The name of the person making payment.

              (3) The nature of the services rendered in
                  consideration for such fee or participation.

              (4) The aggregate amount received during the
                  last fiscal year covered by the financial statements filed herewith.

              The Depositors have received no fees from any underlying investment company or any affiliated person or investment advisor of such company.

          27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

              See "Trust Administration - Sponsors" in Exhibit 2. Each of the Depositors is engaged in the underwriting and securities brokerage business and is a member of the National Association of Securities Dealers, Inc.


     Officials and Affiliated Persons of Depositor
     ---------------------------------------------

          28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

              With respect to McLaughlin, Piven, Vogel
              Securities, Inc. reference is made to Exhibit E.I hereto.

740471.2
                                       13

              With respect to Reich & Tang Distributors, Inc.
              reference is made to Exhibit E.I. hereto.

          (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

              With respect to McLaughlin, Piven, Vogel Securities, Inc., each of the officers and directors has been, during the past five years, engaged by McLaughlin, Piven, Vogel Securities, Inc., in the full time management and day-to-day operations of the Depositor.

              With respect to Reich & Tang Distributors, Inc.
              reference is made to Exhibit E.II. hereto.


     Companies Owning Securities of Depositor.
     -----------------------------------------

          29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

              With respect to McLaughlin, Piven, Vogel
              Securities, Inc. the response is none.

              With respect to Reich & Tang Distributors L.P.
              reference is made to Exhibit E.III. hereto.


     Controlling Persons
     -------------------

          30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29 and 42, who directly or indirectly controls the depositor.

              None


     Compensation of Officers and Directors of Depositor,
     ----------------------------------------------------
Compensation of Officers of Depositor
-------------------------------------

          31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

          (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration.

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                                       14

          (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries.

          (c) indirectly or through subsidiaries to each of the officers or partners of the depositor.

              Not Applicable.


     Compensation of Directors
     -------------------------

          32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

          (a) the aggregate direct remuneration to directors

          (b) indirectly or through subsidiaries to directors

              Not Applicable.


     Compensation of Employees
     -------------------------

          33. (a) Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statement filed herewith from the depositor and any of its subsidiaries.

          (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) Sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and (4) Others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

              Not Applicable.



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                                       15

     Compensation of Other Persons
     -----------------------------

          34. Furnish the following information with respect to the aggregate amount of compensation for services paid any persons (exclusive of persons whose remuneration if reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

              Not Applicable.


IV.  DISTRIBUTION AND REDEMPTION OF SECURITIES
     -----------------------------------------

     Distribution of Securities
     --------------------------

          35. Furnish the names of the states in which sales of the trust's securities (A) are currently being made, (B) are presently proposed to be made, and (C) have been discontinued, indicating by appropriate letter the status with respect to each state.

              With respect to Item 35(A), no sales of the Trust's securities are currently being made. With respect to
              Item 35(B), see "Public Offering Distribution of Units" in Exhibit 2. With respect to Item 35(C), no such registration has been discontinued.

          36. If sales of the trust's securities have at any time since January 1, 1936, been suspended for more than a month, describe briefly the reasons for such suspension.

              None.

          37. (a) Furnish the following information with respect to each instance where, subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.

               (1) Name of officer, agency or body.

               (2) Date of denial.

               (3) Brief statement of reason given for denial.

               None.

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                                       16

          (b) Furnish the following information with regard to each instance where subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

               (1) Name of officer, agency or body.

               (2) Date of revocation.

               (3) Brief statement of reason given for
                   revocation.

               None.

          38. (a) Furnish a general description of the method of distribution of securities of the trust.

          (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

          (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

              See "Underwriting" and "Public Offering -
              Distribution of Units" in Exhibit 2.


     Information Concerning Principal Underwriter
     --------------------------------------------

          39. (a) State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

          (b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

              Please refer to the response to Item 25 and to the information under "Trust Administration - The
              Sponsors" in Exhibit 2.

          40. (a) Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

          (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment advisor of such company:

               (1) The nature of such fee or participation.

               (2) The name of the person making payment.

               (3) The nature of the services rendered in
                   consideration for such fee or participation.

               (4) The aggregate amount received during the
                   last fiscal year covered by the financial statements filed herewith.

               See Item 26.

          41. (a) Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

               See Item 27.

          (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.


740471.2
                                       18

McLaughlin, Piven Vogel Securities, Inc.
----------------------------------------


3340 Peachtree Road                              Reza A. Mokhberi
Suite 711
Atlanta, GA  30326

30 North LaSalle Street Suite                    Laurence Hayes
1600
Chicago, IL  60602

900 East Indiantown Road                         Edward T. Brienza
Jupiter, FL  33477

201 West Railroad Ave.                           Mike Campbell
Suite #300
Missoula, MT  59802

444 Market Street Road                           Kevin Anders
Suite 800
San Francisco, CA  94111


Reich & Tang Distributors, Inc.
-------------------------------


4631 Stanford Ave.                               Amy L. Jones
Dallas, Texas 75209

3619 North Leavitt                               Marilee McKean Papale
Chicago, Illinois 60618

1919 N.W. 79th Terr                              John Burdett
Margate, Florida 33063


          (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

              Not Applicable.

          42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter.


740471.2
                                       19

               See Item 28(a).

          43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

              Not Applicable.


     Offering Price or Acquisition Valuation of Securities
     of the Trust
     -----------------------------------------------------

          44. (a) Furnish the following information with respect to the method of valuation used by the trust for the purpose of determining the offering price to the public of securities issued by the trust or the evaluation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate:

               (1) The source of quotations used to determine
                   the value of portfolio securities.

               (2) Whether opening, closing, bid asked or any
                   other price is used.

               (3) Whether price is as of the day of sale or as
                   of any other time.

               (4) A brief description of the methods used by
                   registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

               (5) Other items which registrant adds to the net
                   asset value in computing offering price of its securities.

               (6) Whether adjustments are made for fractions:

                    (i) before adding distributor's compensation (load); and

                   (ii) after adding distributor's
                        compensation (load).



740471.2
                                       20

              See "Summary of Essential Information", "Statement of Financial Condition", "Public Offering", "Liquidity" and "Rights of Unitholders Distributions" in Exhibit 2.


          (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date.

              See "Summary of Essential Information" in
              Exhibit 2.

          (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

              See "Public Offering - Discounts", "Rollover
              Option" and "Public Offering - Distribution of
              Units" in Exhibit 2.

          45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:

          (a) By whose action redemption rights were suspended.

          (b) The number of days' notice given to security holders prior to suspension of redemption rights.

          (c) Reason for suspension.

          (d) Period during which suspension was in effect.

              Not Applicable.


     Redemption Valuation of Securities of the Trust
     -----------------------------------------------

          46. (a) Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

              (1) The source of quotations used to determine
                  the value of portfolio securities.

              (2) Whether opening, closing, bid, asked or any
                  other price is used.


740471.2
                                       21

               (3) Whether price is as of the day of sale or as
                   of any other time.

               (4) A brief description of the methods used by
                   registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

               (5) Other items which registrant deducts from
                   the net asset value in computing redemption value of its securities.

               (6) Whether adjustments are made for fractions.

               In response to Items 46(a)(1) through (6) see "Summary of Essential Information", " Market for Units", "Termination", "Public Offering - Offering Price", "Liquidity - Sponsors Repurchase" and "- Trustee Redemption" in Exhibit 2.

          (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at the latest practicable date.

              See "Summary of Essential Information" in
              Exhibit 2.


     Purchase and Sale of Interests in Underlying
     Securities from and to Security Holders
     --------------------------------------------

          47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

              See "Market for Units", "Public Offering Offering
              Price", "Liquidity - Sponsors Repurchase" and "-
              Trustee Redemption" in Exhibit 2.


740471.2
                                       22

V.   INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN
     -----------------------------------------------

          48. Furnish the following information as to each trustee or custodian of the trust:

          (a) Name and principal business address.

          (b) Form of organization.

          (c) State or other sovereign power under the laws of which the trustee or custodian was organized.

          (d) Name of governmental supervising or examining authority.

              See "Trust Administration - The Trustee" in
              Exhibit 2.


          49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

              See "Trust Expenses and Charges" in Exhibit 2.

          50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust and, if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

              See "Trust Expenses and Charges" in Exhibit 2.


VI.  INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES
     ---------------------------------------------------------

          51. Furnish the following information with respect to insurance of holders of securities:

          (a) The name and address of the insurance company.

          (b) The types of policies and whether individual or group policies.

          (c) The types of risks insured and excluded.

          (d) The coverage of the policies.


740471.2
                                       23

          (e) The beneficiaries of such policies and the uses to which the proceeds of the policies must be put.

          (f) The terms and manner of cancellation and of reinstatement.

          (g) The method of determining the amount of premiums to be paid by holders of securities.

          (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

          (i) Whether any person other than the insurance company receive any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

          (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

              Not Applicable.


VII. POLICY OF REGISTRANT
     --------------------

          52. (a) Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment advisor or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee of custodian and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

              See "Termination", "The Trust - Substitution of
              Securities", "Trust Administration - Portfolio
              Supervision", "- Trust Agreement and Amendment" and
              "- Trust Termination" in Exhibit 2.

          (b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith:

              (1) Title of security.


740471.2
                                       24

              (2) Date of elimination.

              (3) Reasons for elimination.

              (4) The use of the proceeds from the sale of the
                  eliminated security.

              (5) Title of security substituted, if any.

              (6) Whether depositor, principal underwriter,
                  trustee or custodian or any affiliated
                  person of the foregoing were involved in the transaction.

              (7) Compensation or remuneration received by
                  each such person directly or indirectly as a result of the transaction.

              Not Applicable.

          (c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

              (1) the grounds for elimination and substitution;

              (2) the type of securities which may be
                  substituted for any underlying security;

              (3) whether the acquisition of such substituted
                  security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries;

              (4) whether such substituted securities may be
                  the securities of another investment
                  company; and

              (5) the substance of the provisions of any
                  indenture or agreement which authorize or restrict the policy of the registrant in this regard.

              See Item 52(a).

          (d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

740471.2
                                       25

              None.


     Regulated Investment Company
     ----------------------------

          53. (a) State the taxable status of the trust.

          See "Tax Status" in Exhibit 2.

          (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualifications during the current taxable year.

              Since the Trust will not constitute an association taxable as a corporation for Federal income tax purposes, it cannot qualify as a "regulated investment company" under Section 851 of the Internal Revenue Code, as amended.


VIII.FINANCIAL AND STATISTICAL INFORMATION
     -------------------------------------

          54. If the trust is not the issuer of periodic payment plan certificates, furnish the following information with respect to each class or series of its securities:

              Not applicable. The Trust has not been in existence for a fiscal year.

          55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold, assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust.

              Not Applicable.

          56. If the trust is the issuer of periodic payment certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during such period, the following information for each fully paid type and each installment payment type of periodic payment plan certificate currently being issued by the trust.

              Not Applicable.


740471.2
                                       26

          57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith, the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

              Not Applicable.

          58. If the trust is the issuer of periodic payment plan certificates, furnish the following information for each installment payment type of periodic payment plan certificate outstanding as at the latest practicable date.

              Not Applicable.

          59. Financial Statements filed herewith:

          (c)(1) Balance Sheet of each of the Depositors for their last fiscal year.

              With respect to McLaughlin, Piven, Vogel Securities, Inc. incorporated by reference to Form X-17A-5 Part III filed on November 24, 1997 (SEC File Number 8-21586).

              With respect to Reich & Tang Distributors, Inc. (formerly Reich & Tang Distributors, L.P.) incorporated by reference to Form X-17A-5
              Part III filed on February 27, 1998(SEC File Number 8- 43429).

          (c)(2) Profit and Loss Statement and Statement of Surplus for each of the Depositors for their last fiscal year.

              With respect to McLaughlin, Piven, Vogel Securities, Inc. incorporated by reference to Form X-17A-5 Part III filed on November 24, 1997 (SEC File Number 8-21586).

              With respect to Reich & Tang Distributors, Inc. (formerly Reich & Tang Distributors L.P.) incorporated by reference to Form X-17A-5
              Part III filed on February 27, 1998(SEC File Number 8- 43429).


740471.2
                                       27

                                   SIGNATURES
                                   ----------


          Pursuant to the requirements of the Investment Company Act of 1940, the depositor of the registrant has caused this Registration Statement to be duly signed on behalf of the registrant in the City and State of New York, on the 6th day of August 1998.

                                   MCLAUGHLIN, PIVEN, VOGEL FAMILY OF
                                   TRUSTS, THE PINNACLE TRUST
                                   (and SUBSEQUENT SERIES)

                                   By:  MCLAUGHLIN, PIVEN, VOGEL
                                        SECURITIES, INC.


                                        By:  /s/ ALLAN M. VOGEL
                                             ----------------------------
                                             Name:  Allan M. Vogel
                                             Title: President, Chief
                                                    Financial Officer,
                                                    Secretary and Director




Attest:   /s/ J.M. KENNEDY
          --------------------------
          Name:  J.M. Kennedy
          Title: Senior Vice President


                                   REICH & TANG DISTRIBUTORS, INC.

                                        By:  /s/ PETER J. DEMARCO
                                             ----------------------------
                                             Name:  Peter J. DeMarco
                                             Title: Executive Vice President


Attest:   /s/ LORRAINE C. HYSLER
          --------------------------
          Name:  Lorraine C. Hysler
          Title: Secretary


740471.2
                                       28

                                  IX. EXHIBITS
                                      --------


No.            Description
---            ------------
1.             Form of Trust Indenture and Agreement (filed as Exhibit
               99.1.1.1 to the Registration Statement on Form S-6 of the Trust).

2. Form of Prospectus for the Trust (filed with Registration Statement on Form S-6 of the Trust).

3. Certificate of Incorporation of McLaughlin, Piven, Vogel Securities, Inc. dated March 8, 1977 and, as amended on January 16, 1979, June 8, 1979, August 27, 1979, May 3, 1982, December
               20, 1983 and September 25, 1989 (filed as Exhibit 99.1.3.7 to the Registration Statement on Form S-6 of the Trust and incorporated herein by reference).

4.             Bylaws of McLaughlin, Piven, Vogel Securities, Inc. (filed as
               Exhibit 99.1.3.8 to the Registration Statement on Form S-6 of the Trust and incorporated herein by reference).

5. Certificate of Incorporation of Reich & Tang Distributors, Inc. (filed as Exhibit 99.1.3.5 to the Form S-6 Registration Statement No. 33-44301 of Equity Securities Trust, Series 16, Signature Series, Zacks All-Star Analysts Trust III on January 15, 1998 and incorporated herein by reference).

6.             Bylaws of Reich & Tang Distributors, Inc. (filed as Exhibit
               99. 1.3.6 to the Form S-6 Registration Statement No. 33-44301 of Equity Securities Trust, Series 16, Signature Series, Zacks All-Star Analysts Trust III on January 15, 1998 and incorporated herein by reference.)


740471.2
                                       29

                                  EXHIBIT E.I
                                  -----------

                           Ownership of Securities of
                   McLaughlin, Piven, Vogel Securities, Inc.
                   -----------------------------------------


                                                            Securities Owned of         Securities Owned
Name and Principal          Securities Owned of               Record but not            Beneficially but
 Business Address         Record and Beneficially              Beneficially              Not of Record
------------------        -----------------------           -------------------         ----------------

James J. McLaughlin        533.785 shares (52.31%)                   0                          0
30 Wall Street
New York, NY  10005

James C. McLaughlin        375 shares (36.75%)                       0                          0
30 Wall Street
New York, NY  10005

Mark G. McLaughlin         61.215 shares (6.00%)                     0                          0
30 Wall Street
New York, NY  10005

Allan M. Vogel             30 shares (2.94%)                         0                          0
30 Wall Street
New York, NY  10005

James M. Kennedy           10.153 shares (1.00%)                     0                          0
30 Wall Street
New York, NY  10005

Edward T. Brienza          5.051 Shares (0.50%)                      0                          0
30 Wall Street
New York, NY  10005

David Dawkins              5.051 shares (0.50%)                      0                          0
30 Wall Street
New York, NY  10005









740471.2
                                       -i-

                              EXHIBIT E.I (Contd.)
                              -----------

                      Ownership of Securities of the Trust
                      ------------------------------------

                                     None

                      Other Companies of which each Person
                 Named Above is an Officer, Director or Partner
                 ----------------------------------------------


     Name                   Name and Address               Business of Company                   Nature of
                               of Company                                                       Affiliation
                                                                                                with Company

James C. McLaughlin        McLaughlin, Piven,              A Government securities          Officer & Director
                           Vogel Government                broker/dealer
                           Securities Inc.
                           30 Wall Street
                           New York, NY  10005

James J. McLaughlin        McLaughlin, Piven,              A Government securities          Officer & Director
                           Vogel Government                broker/dealer
                           Securities Inc.
                           30 Wall Street
                           New York, NY  10005


Allan M. Vogel             McLaughlin, Piven,              A Government securities          Officer & Director
                           Vogel Government                broker/dealer
                           Securities Inc.
                           30 Wall Street
                           New York, NY  10005





740471.2
                                      -ii-

                                 EXHIBIT E.I.I.
                                 --------------

                                                            As of August 4, 1998


I. Information as to each officer, director or partner of Reich & Tang Distributors, Inc., and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of Reich & Tang Distributors, Inc.


Name                      Title/Position                Business Address
----                      --------------                ----------------

Steven W. Duff            Director                      600 Fifth Avenue
                                                        New York, NY  10020

Richard E. Smith          Director and President        600 Fifth Avenue
                                                        New York, NY  10020

Peter S. Voss             Director                      600 Fifth Avenue
                                                        New York, NY  10020

G. Neal Ryland            Director                      600 Fifth Avenue
                                                        New York, NY  10020

Peter J. DeMarco          Executive Vice President      600 Fifth Avenue
                                                        New York, NY  10020

Lorraine C. Hysler        Secretary                     600 Fifth Avenue
                                                        New York, NY  10020

Richard L. Weiner         Vice President                600 Fifth Avenue
                                                        New York, NY  10020

Richard De Sanctis        Treasurer                     600 Fifth Avenue
                                                        New York, NY  10020

Robert F. Hoerle          Managing Director             600 Fifth Avenue
                                                        New York, NY  10020

Bernadette N. Finn        Vice President                600 Fifth Avenue
                                                        New York, NY  10020

Edward N. Wadsworth       Executive Officer             600 Fifth Avenue
                                                        New York, NY  10020

As of the date hereof, none of the referenced persons own 5% or more of Reich & Tang Distributors, Inc.

As of the date hereof, none of the referenced persons own any Units of the Trust.

II. The business experience during the last five years of each officer and director of Reich & Tang Distributors, Inc.

Steven W. Duff - President of the Mutual Funds Division of Reich & Tang Asset Management L.P. ("RTAM LP") since September 1994. Mr. Duff was formerly Director of Mutual Fund Administration at NationsBank which he was associated with from June 1981 to August 1994. Mr. Duff


740471.2
                                       -i-
serves as officer and director for numerous mutual funds advised by RTAM LP.

Richard De Sanctis - Vice President and Treasurer of Reich & Tang Asset Management, Inc. ("RTAM") and RTAM LP since 1994; Assistant Treasurer of New England Investment Companies, Inc. ("NEIC") since 1993. Mr. De Sanctis was formerly Controller of Reich & Tang, Inc. from January 1992 to September 1993 and Vice President and Treasurer of Cortland Financial Group, Inc., and Vice President of Cortland Distributors, Inc. from 1989 to December 1990. Mr. De Sanctis serves as Treasurer for numerous mutual funds advised by RTAM LP.

Bernadette N. Finn - Vice President of RTAM LP since 1994. Ms. Finn was formerly Vice President and Assistant Secretary of Reich & Tang, Inc. which she was associated with from September 1970 to September 1993. Ms. Finn is also Secretary of numerous mutual funds advised by RTAM LP.

Peter S. Voss - President and Director of RTAM since 1994; Chairman and CEO of NEIC since 1993; Chief Executive Officer and Chairman of a predecessor organization to NEIC from 1992 until 1993; and Director of New England Mutual Life Insurance Co. since 1993. Formerly Group Executive Vice President of Bank of America April 1992 to October 1992; and Executive Vice President of Security Pacific National Bank from 1988 through 1992 during which time Mr. Voss was also CEO of Hoare Govett Companies, a subsidiary of Security Pacific National Bank.

G. Neal Ryland - Director of RTAM since 1994; Executive Vice President, CFO and Treasurer of NEIC since 1993. Formerly CFO of The Boston Company From 1989 to 1993.

Richard E. Smith, III - President of the Capital Management Group of RTAM LP since 1994; Executive Vice President of Rhode Island Hospital Trust from 1993 to 1994. Formerly President and CEO of USF & G Review Management Corporation from 1988 to 1992.

Peter J. DeMarco - Executive Vice President of RTAM LP since 1995. Formerly Managing Director of Bear, Stearns & Co. Inc. from 1981 to 1995.

Lorraine C. Hysler - Ms. Hysler has been Secretary of RTAM and RTAM LP since 1994 and Assistant Secretary of NEIC since September 1993. Ms. Hysler has been a Vice President of the Mutual Funds Group of RTAM LP since July 1994. Ms. Hysler joined Reich & Tang, Inc. in May 1977.

Edward N. Wadsworth - Mr. Wadsworth has been Clerk of RTAM since 1994. Mr. Wadsworth is Executive Vice President, General Counsel, Clerk and Secretary of NEIC since 1993. He held comparable posts with a predecessor organization to NEIC from 1989 to 1993. He was Senior Vice President and Associate General Counsel of The New England from 1984 until December 1992.


740471.2
                                      -ii-

Richard I. Weiner - Mr. Weiner has been Vice President of the Capital Management Group of RTAM LP since 1994. Mr. Weiner joined Reich & Tang, Inc. in August 1970 and served as a Vice President of such from 1982 to 1993.

Robert F. Hoerle - Mr. Hoerle has been Managing Director of the Capital Management Division of RTAM LP since 1993. Mr. Hoerle joined Reich & Tang, Inc. in February 1971 and served as Chairman and Director of such until September 1993.

III. Each Company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of Reich & Tang Distributors, Inc.

     Reich & Tang Asset Management, Inc.:       Owns 100% of Reich & Tang
                                                Distributors, Inc.


740471.2
                                      -iii-